DC

No ACT

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06026259

February 22, 2006

RECD S.E.C.
FEB 2 8 2006
1088

David P. Scharf
Assistant Corporate Secretary
and Associate General Counsel
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2006

Re: Baxter International Inc.
Incoming letter dated December 29, 2005

Dear Mr. Scharf:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Baxter International by Martin Glotzer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Enclosures

cc: Martin Glotzer
Suite 301
7061 North Kedzie Avenue
Chicago, IL 60645

10456

David P. Scharf
Assistant Corporate Secretary
and Associate General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

Tel: 847.948.2212
Fax: 847.948.4837
david_scharf@baxter.com

RECEIVED
2005 DEC 29 PM 5:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Baxter

December 29, 2005

By Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Baxter International Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am Associate General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal submitted by Martin Glotzer properly may be omitted from the proxy materials to be distributed by the Company in connection with its 2006 annual meeting of shareholders.

The Company intends to file its definitive proxy statement and form of proxy for its 2006 annual meeting on or about March 20, 2006. Pursuant to Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this submission is being sent simultaneously to Mr. Glotzer.

I. The Proposal

On November 4, 2005, the Company received for inclusion in its proxy materials a proposal from Mr. Glotzer. The proposal includes the following resolution:

> "RESOLVED: That the stockholders of Baxter International, Inc. assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

The full text of the proposal is attached as Exhibit A.

II. Basis for Excluding the Proposal

The Proposal May Be Excluded As Mr. Glotzer Failed to Provide Evidence that He Satisfied the Minimum Stock Ownership Requirements Specified in Rule 14a-8(b)

The Company intends to exclude Mr. Glotzer's proposal from its proxy materials pursuant to Rule 14a-8(f) on the grounds that Mr. Glotzer failed to provide evidence that he satisfied the minimum stock ownership requirements set forth in Rule 14a-8(b)(1). During the time periods permitted under Rule 14a-8(f), Mr. Glotzer provided no evidence of the number of shares he holds. Further, the Company never received evidence that Mr. Glotzer has held his shares for the applicable period required under Rule 14a-8. On numerous occasions, the Staff has taken a no-action position on substantially the same facts.

On November 4, 2005, the Company received the proposal via facsimile from Mr. Glotzer. Upon receipt of the proposal, the Company verified with its transfer agent that Mr. Glotzer was not a registered holder of the Company's common stock. The proposal did not include evidence that Mr. Glotzer satisfied the minimum stock ownership requirements of Rule 14a-8(b)(1). Accordingly, pursuant to Rule 14a-8(b)(2), the Company sent Mr. Glotzer a letter on November 16, 2005 (the "Company Request Letter") by overnight delivery via Airborne for delivery on November 17, 2005 requesting that Mr. Glotzer provide the Company with a written statement from the "record" holder of his Company common stock verifying that, at the time Mr. Glotzer submitted his proposal, he continuously had held at least $2,000 in market value of Company common stock for at least one year. The Company Request Letter, a copy of which is attached as Exhibit B, also stated that Mr. Glotzer was required to submit the written statement within 14 calendar days from the date he received the Company Request Letter. A copy of Rule 14a-8 was attached to the Company Request Letter for Mr. Glotzer's convenience.

On November 28, 2005, the Company received a letter (the "November Letter") via facsimile indicating that Charles Schwab & Co. Inc. held an unidentified number of shares of the Company in Mr. Glotzer's account from November 18, 2004 through November 17, 2005. Following a telephone call from the Company to Mr. Glotzer on November 29, 2005, the Company received a second letter (the "December Letter") via facsimile on December 6, 2005 indicating that Charles Schwab & Co. Inc. held 100 shares of the Company in Mr. Glotzer's account from November 18, 2004 through November 30, 2005. Copies of the November Letter and the December Letter are attached as Exhibit C and Exhibit D.

In order for Mr. Glotzer to be eligible to submit his proposal, he was required under Rule 14a-8(b)(1) to demonstrate that he continuously held at least $2,000 in market value of Company common stock for at least one year by the date he submitted the proposal. Specifically, Mr. Glotzer was required to show that he owned his shares continuously from November 4, 2004 through November 4, 2005. Neither the November Letter nor the December Letter was sufficient to establish that Mr. Glotzer satisfied the minimum stock ownership requirements of Rule 14a-8(b)(1). The November Letter was insufficient for two reasons. First, the November Letter did not include the number of shares held by Mr. Glotzer. As a result, the Company could not calculate whether he owned at least $2,000 in market value of Company common stock. Second, the November Letter did not demonstrate that Mr. Glotzer owned his shares continuously for at least one year from the date he submitted his proposal, November 4, 2005. The November Letter established only that Mr. Glotzer held some number of shares continuously from November 18, 2004 through November 17, 2005. The December Letter also was insufficient for two reasons. First, it was not timely because it was not received within 14 calendar days from the date that Mr. Glotzer received the Company Request Letter. The Company sent the Company Request Letter by overnight delivery on November 16, 2005. Therefore, Mr. Glotzer was required to provide evidence within 14 calendar days of his receipt of the Company Letter, specifically by December 1, 2005. The December Letter, although dated December 1, 2005, was submitted to the Company by facsimile on December 6, 2005. Second, like the November Letter, the December Letter did not demonstrate that Mr. Glotzer held shares continuously for at least one year from the date he submitted his proposal. Mr. Glotzer was required to provide evidence that he owned his shares continuously from November 4, 2004 through November 4, 2005. The evidence submitted by Mr. Glotzer failed to establish that he owned his shares from November 4, 2004 to November 18, 2004.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). *See Intel Corp.* (available February 1, 2005 and January 29, 2004); *Motorola, Inc.* (available September 28, 2001); *Target Corp.* (available March 12, 2001); *Saks Inc.* (available February 9, 2001); *Johnson & Johnson* (available January 11, 2001). In particular, the Staff has consistently granted no-action relief when a proponent failed to satisfy the one-year holding period specified in Rule 14a-8(b), whether the failure was measured in months or a few days. *See, e.g., AutoNation, Inc.* (available March 14, 2002); *Avaya, Inc.* (available December 4, 2001); *Citigroup, Inc.* (available February 5, 2001). In *AutoNation*, the Staff granted no-action relief pursuant to Rule 14a-8(f) under circumstances substantially identical to those presented by the Company with respect to the period of ownership. In *AutoNation*, the proponent submitted a shareholder proposal dated December 10, 2001, but the record holder provided a statement that the proponent held his shares since December 12, 2000. *AutoNation* requested no-action relief on the grounds that the proponent had not met the minimum stock ownership requirements of Rule 14a-8(b) because he failed to demonstrate that he owned the shares for one-year from the date of the proposal. Specifically, the proponent failed to establish he owned the shares from December 10, 2000 through December 12, 2000.

Exclusion of Mr. Glotzer's proposal from the Company's proxy materials is also consistent with Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14"). In SLB 14, the Staff included the following question and answer for purposes of demonstrating how a shareholder's ownership should be substantiated.

> **"(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

While the Staff has consistently taken the position that a shareholder proposal may be excluded when the proponent fails to establish proof of continuous beneficial ownership under Rule 14a-8, it has declined no-action relief and extended a proponent's correction period beyond 14 calendar days upon a finding that there were deficiencies in the company's communications to the proponent. *See, e.g., Sysco Corp.* (available August 10, 2001); *General Motors Corp.* (available April 3, 2001) (extended correction period when the company's notice did not adequately describe what would constitute appropriate documentation under Rule 14a-8(b)). However, the Company should not be denied relief on these grounds because the Company Response Letter did satisfy the requirements of Rule 14a-8 by including a description of what would constitute appropriate documentation under Rule 14a-8(b) and explicitly stating the deadline for providing this documentation. Furthermore, as recommended by SLB 14, the Company Response Letter included a copy of Rule 14a-8. An extension of time for Mr. Glotzer is not warranted because he is well aware of the need to satisfy minimum ownership requirements under Rule 14a-8(b). In fact, Mr. Glotzer has submitted, and the Company has included in its proxy materials, a proposal on cumulative voting in seven of the last eight years.[1]

---

1 The statement submitted by Charles Schwab & Co. on Mr. Glotzer's behalf last year covered the period prior to October 1, 2003 through October 26, 2004. Therefore, even if the Company were to take account of the prior year statement, Mr. Glotzer has still failed to provide adequate documentary support that he owned his shares continuously from November 4, 2004 to November 4, 2005.

Mr. Glotzer failed to deliver proof of ownership necessary to satisfy the requirements of Rule 14a-8(b)(1) within the 14 calendar day period provided by Rule 14a-8(f). The Company met its burden under Rule 14a-8 by sending a request for proof of ownership that included a description of what would constitute appropriate documentation of ownership and explicitly stated the deadline for providing this documentation. As a result, the Company may exclude Mr. Glotzer's proposal as he is not eligible to submit a proposal pursuant to Rule 14a-8.

III. Conclusion

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit Mr. Glotzer's proposal from the Company's proxy materials. Should the Staff disagree with the Company's conclusions regarding the omission of the proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-2212.

Thank you for your prompt attention to this matter.

Very truly yours,

David P. Scharf

cc: Martin Glotzer

Enclosures

EXHIBIT A

(see attached)

November 4, 2005

MARTIN GLOTZER

SUITE 301. 7061 NORTH KEDZIE AVENUE • CHICAGO. ILL. 60645 • PHONE 773-338-7666

MR. DAVID SCHARF
Secretary
Baxter International, Inc.
1 Baxter Parkway
Deerfield, Il. 60015

Dear Ms. Reed:

Pursuant to rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Baxter International, Inc. that at the coming annual meeting of 2006 I, Martin Glotzer the owner of 100 shares, will cause to be introduced from the floor the following resolution. As shown by the books and records of the Company I have been an owner and have utilized past proxy statements and have attended annual meetings in the past. The stock will be retained past the meeting date. However, circumstances arising after such date may change the holdings.

I ask that, if the management intends to oppose this resolution, ,my name and address, as above, together with the number of shares owned and represented by me, as recorded on the stock ledger of the Company, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

PROPOSAL

RESOLVED: That the stockholders of Baxter International, Inc. assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

REASONS

The late Mr. Joseph Medill, Publisher of the Chicago Tribune was in favor of cumulative voting. Strong support along the the lines we suggest were shown at the 2005 annual meeting when __*__ owners of __*__ shares, were cast in favor of this proposal.

We believe the Board of Directos should adopt cumulative voting in the election of Directors as part of its program of corporate governance.
If you agree....please "VOTE FOR"

---

* management to fill in figures

Yours truly,

Martin Glotzer
cc. SEC Washington D.C.

<u>EXHIBIT B</u>

(see attached)

David P. Scharf
Assistant Corporate Secretary
and Associate General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

847-948-2212
Fax: 847-948-4837
david_scharf@baxter.com

Baxter

November 16, 2005 *via Airborne*

Martin Glotzer
7061 North Kedzie Avenue, Suite 301
Chicago, IL 60645

Dear Mr. Glotzer:

We received your letter, dated November 4, 2005, which sets forth your proposal on cumulative voting for inclusion in Baxter's proxy statement in connection with our 2006 Annual Meeting of Shareholders. Our transfer agent's records indicate that you are not a registered holder of Baxter common stock. Accordingly, under Rule 14a-8(b)(2)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), you must provide us with a written statement from the "record" holder of your Baxter common stock (usually a broker or a bank) verifying that, at the time you submitted your proposal, you continuously held at least $2,000 in market value of Baxter common stock for at least one year. In accordance with Rule 14a-8 of the Exchange Act, a copy of which is enclosed, you must submit the required statement within 14 calendar days from the date you received this letter.

Please feel free to give me a call if you have any questions.

Very truly yours,

David Scharf

94168_1.DOC

LEXIS PUBLISHING'S CODE OF FEDERAL REGULATIONS

*** THIS SECTION IS CURRENT THROUGH THE NOVEMBER 11, 2005 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

Go to the CFR Archive Directory

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY: *[48 FR 38222,* Aug. 23, 1983, as amended at *50 FR 48181,* Nov. 22, 1985; *51 FR 42062,* Nov. 20, 1986; *52 FR 21936,* June 10, 1987; *52 FR 48983,* Dec. 29, 1987; *63 FR 29106, 29119,* May 28, 1998, as corrected at *63 FR 50622, 50623,* Sept. 22, 1998]

AUTHORITY: (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; *15 U.S.C. 78n*(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES: [EFFECTIVE DATE NOTE: *63 FR 29106, 29119,* May 28, 1998, revised this section, effective June 29, 1998.]

NOTES APPLICABLE TO ENTIRE PART:
EDITORIAL NOTE: For nomenclature changes to this part, see *57 FR 36501,* Aug. 13, 1992, and 57 47409, Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see *57 FR 28781 (1992); 58 FR 36866 (1993); 59 FR 42448 (1994); 61 FR 30396,* June 14, 1996; *62 FR 6468, 6469,* Feb. 12, 1997]
In § § 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.
ATTENTION ELECTRONIC FILERS
THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:
ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

2755 words

<u>EXHIBIT C</u>

(see attached)

charles SCHWAB

November 18, 2005

MARTIN GLOTZER
7061 N KEDZIE AVE STE 301
CHICAGO IL 60645

Re: Schwab account GJ 3715-9530

Dear Mr. Glotzer:

I am writing this letter per your request for written confirmation that shares of Baxter International Inc. (cusip 071813109) were held in your Schwab account continuously from 11/18/04 through 11/17/05.

Our records indicate that you held shares of Baxter international Inc. in your account continuously during the above timeframe.

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. For tax purposes, please refer to your account statements and confirmations.

Sincerely,

Leatha Thornton

Leatha Thornton
Research Analyst
Charles Schwab & Co. Inc.

<u>EXHIBIT D</u>

(see attached)

2423 E Lincoln Drive Phoenix AZ 85016

SCHWAB

December 1, 2005

MARTIN GLOTZER
7061 N KEDZIE AVE STE 301
CHICAGO IL 60645

Re: Schwab account GJ 3715-9530

Dear Mr. Glotzer:

I am writing this letter per your request for written confirmation that 100 shares of Baxter International Inc. (cusip 071813109) were held in your Schwab account continuously from 11/18/04 through 11/30/05.

Our records indicate that you held shares of Baxter international Inc. in your account continuously during the above timeframe.

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. For tax purposes, please refer to your account statements and confirmations.

Sincerely,

Leatha Thornton

Leatha Thornton
Research Analyst
Charles Schwab & Co. Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baxter International Inc.
Incoming letter dated December 29, 2005

The proposal relates to cumulative voting.

There appears to be some basis for your view that Baxter International may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Baxter International's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Baxter International omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Amanda McManus
Attorney-Adviser